EXHIBIT 99.1

New Management Appointments in Golar LNG Ltd.

The board of Golar LNG Limited ("Golar") is pleased to announce that they have appointed Mr. Karl Fredrik Staubo as the new Chief Executive Officer of the company in their board meeting on 13th May 2021. Mr. Staubo has since May 2020 been the Chief Executive Officer of Golar LNG Partners LP, recently successfully sold to New Fortress Energy. Since September 2020 Mr. Staubo has also been acting as Chief Financial Officer of Golar. Mr. Staubo has a broad shipping/energy background from Clarksons Platou Securities (2010-2018) and Magni Partners (2018-2020). He has a MA (Business Studies and Economics) from the University of Edinburgh.

The board has in the same meeting also appointed Mr. Eduardo Maranhao to take over Mr. Staubo’s role as Chief Financial Officer of Golar. Mr. Maranhao has since 2015 been supporting Golar in different functions including as Chief Financial Officer of Golar Power/Hygo Energy Transition Limited until its recent sale to New Fortress Energy. Prior to joining the Golar group, he was the Chief Executive Officer of CELSE. Mr. Maranhao has vast experience in international energy projects and infrastructure financing having worked at different financial institutions including Lakeshore Partners, Santander, Credit Agricole, Banco Votorantim and Citibank. Mr. Maranhao graduated in Business Administration from the Universidade de Pernambuco and has completed a Management Programme from INSEAD in France.

Golar’s Chairman, Tor Olav Troim, said in a comment “The board is very pleased by the new management appointments. Both individuals have deep knowledge about our company, they are good leaders, have strong work ethics, dynamic minds and have delivered solid value to the group over the last years. Together, with the rest of Golar’s management and board, we are convinced that the Company has a strong management team ready to stream-line Golar’s existing operations and also explore the opportunities we see in the LNG market today. Through the Company’s strong strategic positions through the LNG value chain, including upstream, midstream, and downstream, Golar is well positioned to take an active part in the ongoing energy transition with the target to deliver cheaper and cleaner energy.”

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
May 13, 2021
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo – CEO
Eduardo Maranhao - CFO
Stuart Buchanan - Head of Investor Relations